UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact February | 2025

Azul Announces Approval of Capital Increase

São Paulo, February 20th, 2025 - Azul S.A. (B3: AZUL4, NYSE: AZUL) (“Azul” or the “Company”) hereby informs its shareholders and the market in general that, at a meeting held on this date, the Board of Directors approved, subject to the approval of the change in the limit of the authorized capital at the Extraordinary General Meeting of February 25, 2025 (“EGM”), the Company's capital increase, within the limit of the authorized capital, under the new wording of article 6 of the Company's Bylaws submitted to the EGM, through the private subscription of new common shares and new preferred shares, to be issued in the current existing proportion, in the amount of, at least, BRL 72,000,000.00 (seventy-two million reais) (“Minimum Subscription”) and, at most, BRL 3,370,258,632.00 (three billion three hundred and seventy million two hundred and fifty-eight thousand six hundred and thirty-two reais) (“Maximum Subscription”), with the issuance of at least 1,200,000,000 (one billion, two hundred million) new common shares (“Minimum Number”), and a maximum of 2,000,000,000 (two billion) new common shares and 722,279,696 (seven hundred and twenty-two million, two hundred and seventy-nine thousand, six hundred and ninety-six) new preferred shares (“Maximum Number”), all registered and with no par value (“New Common Shares” and “New Preferred Shares”), at an issue price of BRL 0.06 for the New Common Shares and BRL 4.50 for the New Preferred Shares (“Capital Increase”). As clarified below, the difference between the issue price of the New Common Shares and the New Preferred Shares arises exclusively from the ratio of 1:75 corresponding to the economic benefit attributed by the Bylaws to the preferred shares. Thus, all the Company's shareholders will be subscribing for shares at the same economically equivalent price.

As a continuation of the Relevant Facts disclosed on October 7 and 28, November 14, December 9 and 18, 2024, January 8, 16, 22 and 28, and February 4, 2025, the Capital Increase is within the context of the Company’s restructuring (“Restructuring”) and seeks not only to obtain new financial resources for the Company, contributing to improve its future capital structure and to increase the Company's liquidity with the funds from the payment of the Capital Increase, but also seeks to keep the Company's qualification to the limit of 50% of preferred shares with restricted vote issued, provided for in article 15, paragraph 2 of Law No. 6.404/1976, considering that part of the credits held by the Company's creditors will be converted into preferred shares due to the operations involved in the Restructuring. The Capital Increase will be supported by the Company's controlling shareholders, who will subscribe for New Shares in the context of the Capital Increase.

In accordance article 170, paragraph 1 of Law 6,404/1976, the issue price of the New Common Shares and New Preferred Shares was uniformly fixed, without unjustified dilution for the current shareholders, taking into consideration, among other factors, (i) the Company's future profitability forecast, which, at the management's discretion, may be positively impacted by the implementation of the ongoing Restructuring measures described above and the potential future financial performance of the Company; and (ii) the market value of the preferred shares issued by the Company traded on B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (considering that the preferred shares are listed on B3 and publicly traded with liquidity and that the common shares are not listed or publicly traded), with a premium to reflect the valuation perspective under item (i).

Thus, (i) the issue price of the New Preferred Shares was fixed based on the Company's future profitability perspective, considering the effects of the Restructuring and the potential future financial performance of the Company, and the volume-weighted average price (VWAP) of the preferred shares issued by the Company in the 30 trading sessions at B3, held in the period from January 9, 2025 to February 19, 2025, applying a premium of approximately 7%, according to art. 170, Paragraph 1, I and III of Law No. 6,404/1976; and (ii) considering that the common shares are not listed on the B3 and in order to reflect the difference in the economic benefit attributed to the common shares and the preferred shares, provided for in article 5, Paragraph 12(i) of the Company's Bylaws, the issue price of the New Common Shares is fixed based on the issue price of the New Preferred Shares, pursuant to item (i) above, divided by 75 (seventy-five). The difference between the issue price of the New Common Shares and New Preferred Shares arises exclusively from the ratio of 1:75 corresponding to the economic benefit attributed by the Bylaws to the preferred shares, with the issue prices having been defined based on the same criteria, with no difference between them.

Within the scope of the Capital Increase, pre-emptive rights will be granted to holders of common and preferred shares issued by the Company, under the terms of article 171 of Law No. 6,404/1976, in accordance with the information provided in the Notice to Shareholders released on this date.

Material Fact February | 2025

Other information about the Capital Increase can be found in the minutes of the Board of Directors' meeting and in the Notice to Shareholders, which is available on the Company's Investor Relations websites (www.ri.voeazul.com.br), the Securities and Exchange Commission (www.cvm.gov.br) and B3 (www.b3.com.br).

The Company will keep investors and the market in general updated on the progress of the Capital Increase.

Important Notes

This communication is for information purposes only and is not intended to be published or distributed, directly or indirectly, in the United States or in any other jurisdiction. This communication is not and shall not constitute offer to sell, or the solicitation of an offer to buy, any preferred shares or other securities of the Company. There will be no offer or sale of securities in any jurisdiction in which such offer or sale would be unlawful. Any offer will only be made pursuant to a separate disclosure document and only to the persons and in the jurisdictions permitted by applicable law. The offering of any Securities has not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”). No Securities may be offered or sold absent registration under the Securities Act or pursuant to an offer or sale under one or more exemptions from, or in a transaction not subject to, the registration requirements of the Securities Act.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 160 destinations. With an operating fleet of over 180 aircraft and more than 16,000 Crewmembers, the Company has a network of 300 non-stop routes. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian flag carrier earned the number one ranking in the Traveler’s Choice Awards.

For more information, visit ri.voeazul.com.br.

Contacts:

Investor Relations	Press Relations
Tel: +55 11 4831 2880	Tel: +55 11 98196 1035
invest@voeazul.com.br	imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    February 20, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer